KILEY PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash and cash equivalents	$	138,083
Property and equipment, net of accumulated depreciation of 40,654		8,227
Deposit with clearing broker		731,470
Other assets		7,050
Total Assets	$	884,830
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$	3,697
Accrued expenses		31,465
Lease deposit		2,000
Total Liabilities		37,162
STOCKHOLDER'S EQUITY		
Common stock, no par value, 2,000 shares authorized, 100 shares issued and outstanding		-
Retained earnings		847,668
Total Stockholder's Equity		847,668
Total Liabilities and Stockholder's Equity	$	884,830

See accompanying notes.